UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d–100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Fairchild Semiconductor International, Inc.

(Name of Subject Company)

Falcon Operations Sub, Inc.

(Offeror)

ON Semiconductor Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

303726103

(CUSIP Number of Class of Securities)

George H. Cave

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, Arizona 85008

(602) 244-6600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Eric McCrath

Lauren Bellerjeau

Morrison & Foerster LLP

425 Market Street

San Francisco, CA 94105

(415) 268-6000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$2,400,395,380	$241,719.81

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 113,427,322 shares of common stock, par value $.01 per share (the “Shares”), of Fairchild Semiconductor International, Inc. (“Fairchild”) outstanding multiplied by the offer price of $20.00 per share, and (ii) 6,592,447 Shares subject to options, outstanding restricted stock unit award and performance share plan units, which reflects the maximum number of options, restricted stock unit awards and performance share plan units that may be outstanding at the time the offer is completed, multiplied by the offer price of $20.00 per share. The calculation of the filing fee is based on information provided by Fairchild as of November 30, 2015 and includes a total of 3,750 Shares subject to a grant of performance share plan units expected to occur on December 15, 2015.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction valuation by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $241,719.81	Filing Party: ON Semiconductor Corporation and Falcon Operations Sub, Inc.
Form of Registration No.: Schedule TO (File No. 005-57505)	Date Filed: December 4, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on December 4, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Falcon Operations Sub, Inc., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of ON Semiconductor Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock, par value $.01 per share (“Shares”), of Fairchild Semiconductor International, Inc., a Delaware corporation (“Fairchild”), at a price of $20.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated December 4, 2015 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

This Amendment is being filed to amend and supplement Items 5, 6, 7, 9, 11 and 12 as reflected below.

Items 5, 6, 7, 9 and 11.	Past Contacts, Transactions, Negotiations and Agreements; Purposes of the Transaction and Plans or Proposals; Source and Amount of Funds or Other Consideration; Persons/Assets Retained, Employed, Compensated or Used; Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

The information set forth in Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and supplemented to add the paragraph set forth below.

Litigation Related to the Offer. On December 11, 2015, a purported stockholder of Fairchild filed a complaint challenging the Offer and the Merger in the Court of Chancery of the State of Delaware. The complaint is captioned Walter Wesley Woo v. Fairchild Semiconductor International, Inc., et al., C.A. No. 11798 (Del. Ch.). The complaint names as defendants the board of directors of Fairchild, Parent and Purchaser. The complaint alleges that the board of directors of Fairchild has breached its fiduciary duties by failing to maximize the price to be paid in the Offer and by not providing stockholders with all material information needed to make an informed decision whether to tender their stock. The complaint further alleges that Parent and Purchaser have aided and abetted the purported breaches of fiduciary duty by the board of directors of Fairchild. As relief, the complaint seeks, among other things, an injunction against the Offer and the Merger, an accounting for damages, and an award of attorneys’ fees and costs. At the same time as filing the complaint, the plaintiff filed an application for a preliminary injunction against the Offer and the Merger and a motion for expedited discovery in advance of a potential hearing on the application for a preliminary injunction. Parent, Purchaser and Fairchild believe that the suit is without merit.

Items 5, 6, 7, 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

The information set forth in Section 10 — “Background of the Offer; Past Contacts or Negotiations with Fairchild” of the Offer to Purchase is hereby amended and supplemented to add the following at the end of such section.

On December 7, 2015, Fairchild provided a notice to Parent regarding Fairchild’s receipt of an unsolicited offer (the “Party G Group December 7 Proposal”) from certain third parties (the “Party G Group”) to acquire all of the outstanding stock of Fairchild for $21.70 per Share in cash.

On December 8, 2015, Mr. Thompson spoke to Mr. Jackson and Mr. Jackson informed Mr. Thompson that Parent’s board of directors would meet later in the week to determine Parent’s next steps in light of the Party G Group December 7 Proposal, including to formulate a response to Mr. Thompson’s question regarding whether Parent would be willing to increase the price per Share to be paid to Fairchild’s stockholders and amend other terms of the Merger Agreement.

On December 8 and December 9, 2015, representatives of Wachtell Lipton discussed the Party G Group December 7 Proposal and the Merger Agreement with representatives of Morrison & Foerster.

On December 10, 2015, representatives of Wachtell Lipton and Morrison & Foerster discussed again potential revisions to the Merger Agreement. During the course of that conversation, representatives of Wachtell Lipton informed representatives of Morrison & Foerster that the Party G Group had provided further clarification with respect to certain aspects of the Party G Group December 7 Proposal in response to requests for clarification made by representatives of Wachtell Lipton. In addition, representatives of Morrison & Foerster confirmed that Parent’s board of directors would meet the next day.

On December 11, 2015, Parent delivered a letter to Fairchild indicating that Parent believes that the Merger Agreement is superior to the Party G Group December 7 Proposal because it provides greater closing and timing certainty, noting the Committee on Foreign Investment in the United States (“CFIUS”) risk posed by the Party G Group December 7 Proposal (and the failure to adequately address this risk, including the significantly lower CFIUS reverse termination fee), the additional burden, time and risk associated with the restructuring of Fairchild’s Taiwan assets prior to the closing of a transaction, the challenges in obtaining an equitable remedy or monetary damages for a breach of an agreement from a company with limited assets in the U.S., and that the debt commitment letter submitted by the Party G Group was only a draft which had significant conditionalities. Following receipt of the letter, Mr. Thompson spoke to Mr. Jackson about the letter and Mr. Jackson explained, consistent with the reasons outlined in the letter, that Parent would not revise its offer at this time.

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit No.	Description

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2015

FALCON OPERATIONS SUB, INC.

By:	/s/ Bernard Gutmann
Name:	Bernard Gutmann
Title:	Treasurer

ON SEMICONDUCTOR CORPORATION

By:	/s/ Bernard Gutmann
Name:	Bernard Gutmann
Title:	Executive Vice President, Chief Financial Officer, and Treasurer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated December 4, 2015.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release dated November 18, 2015 issued by ON Semiconductor Corporation and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(G)	Email from ON Semiconductor Corporation to employees, dated November 18, 2015 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(H)	ON Semiconductor Corporation investor presentation, dated November 18, 2015 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(I)	Letter from ON Semiconductor Corporation to customers, sales representatives and distributors, dated November 18, 2015 (incorporated by reference to Exhibit 99.4 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(a)(1)(J)	Transcript of conference call with investors on November 18, 2015 (incorporated by reference to Exhibit 99.1 to Schedule TO-C filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 19, 2015).

(a)(1)(K)	Summary Advertisement as published in The New York Times on December 4, 2015.*

(a)(5)(A)	Complaint filed by Walter Wesley Woo on behalf of himself and all others similarly situated, on December 11, 2015, in the Court of Chancery, State of Delaware.

(b)(1)	Debt Commitment Letter, dated as of November 18, 2015, among Deutsche Bank AG New York Branch, Deutsche Bank Securities Inc., Bank of America, N.A., Merrill Lynch, Pierce, Fenner & Smith Incorporated and ON Semiconductor Corporation (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(1)	Agreement and Plan of Merger, dated as of November 18, 2015, by and among ON Semiconductor Corporation, Falcon Operations Sub, Inc. and Fairchild Semiconductor International, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by ON Semiconductor Corporation with the Securities and Exchange Commission on November 18, 2015).

(d)(2)	Confidentiality Agreement, dated as of September 14, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

(d)(3)	Clean Team Confidentiality Agreement, dated as of October 26, 2015, by and between ON Semiconductor Corporation and Fairchild Semiconductor International, Inc.*

*	Previously filed.